Exhibit 99.1

Phoenix New Media Reports Second Quarter 2020 Unaudited Financial Results

Live Conference Call to be Held at 9:00 PM U.S. Eastern Time on August 17, 2020

BEIJING, China, August 18, 2020 – Phoenix New Media Limited (NYSE: FENG) (“Phoenix New Media”, “ifeng” or the “Company”), a leading new media company in China, today announced its unaudited financial results for the second quarter ended June 30, 2020.

Mr. Shuang Liu, CEO of Phoenix New Media, commented, “During the second quarter of 2020, we remained undeterred by the pandemic and resulting macroeconomic uncertainty to conclude the period with encouraging results. For our flagship news app, iFeng, we refined our technology to optimize the platform’s user experience, upgraded our recommendation algorithms to enhance its content delivery efficiency, and introduced new types of short-form content while focusing on our content operations to expand its offerings. We also maintained our focus on expanding our library of proprietary IP content and organizing high-profile online events in the period, both of which helped to enrich our brand equity, boost our advertiser value proposition, and diversify our revenue streams. On the new initiatives front, we carefully analyzed a number of business opportunities and boldly stepped out to launch projects in the fields of in-app ads solutions, video content and e-commerce. All of these new initiatives showed promising signs of growth in the quarter, and we remain optimistic about their future growth potential. Going forward, we plan to leverage our veteran media talent, abundant working capital, and efficient distribution networks to further bolster our leadership in China’s new media industry and drive sustainable growth over the long term.”

Mr. Edward Lu, CFO of Phoenix New Media, further stated, “Despite the myriad of challenges we faced as a result of the COVID-19 outbreak and its impact on China’s advertising industry, our ability to effectively implement a number of cost control measures enabled us to significantly enhance our operating efficiency. As a result, we recorded income from operations of RMB25.6 million in the second quarter of 2020. While the current macroeconomic uncertainty and industry headwinds make forecasting difficult, we are confident that our progress to date has helped to lay the foundation for our sustainable growth going forward. We plan to remain prudent in our investment decisions while allocating our resources to those initiatives capable of delivering attractive ROI and lasting shareholder returns.”

Second Quarter 2020 Financial Results

DISPOSAL OF EQUITY INTEREST IN TADU

On May 18, 2020, the Company sold all of its investment in Beijing Yitian Xindong Network Technology Co., Ltd. (“Yitian Xindong” or “Tadu”), as well as its rights to contingent returnable consideration under certain price adjustment mechanisms in connection with its original investment, with a total consideration of RMB313.6 million and recognized a disposal loss of RMB14.7 million in the second quarter of 2020. Tadu owns and operates the Tadu Apps that provide digital reading services. Tadu was a subsidiary and a separate reporting unit of the Company, and the disposal of Tadu represents the Company’s strategic shift in operation of online literature business that had a major effect on the Company’s operations and financial results. Therefore, the disposal of Tadu was qualified for reporting as a “discontinued operation” in the Company’s financial statements. Accordingly, Tadu’s results of operations have been excluded from the Company’s results from continuing operations in the condensed consolidated statements of comprehensive income/(loss) and are presented in separate line items as discontinued operations for the second quarter of 2020 and prior periods. Additionally, the related assets and liabilities associated with the discontinued operations in the prior year consolidated balance sheets were classified as assets/liabilities held for sale to provide the comparable financial information. The financial information and non-GAAP financial information disclosed in this press release is presented on a continuing operations basis, unless otherwise specifically stated.

REVENUES

Total revenues in the second quarter of 2020 decreased by 9.7% to RMB312.3 million (US$44.2 million) from RMB345.9 million in the same period of 2019, which was primarily due to the negative impact of COVID-19 outbreak and intensified industry competitions. Total revenues in the second quarter of 2020 increased by 35.0% from RMB231.4 million in the first quarter of 2020.

Net advertising revenues in the second quarter of 2020 decreased by 7.5% to RMB286.3 million (US$40.5 million) from RMB309.5 million in the same period of 2019. The decrease was primarily attributable to the negative impact of COVID-19 outbreak and intensified industry competitions.

Paid services revenues1 in the second quarter of 2020 decreased by 28.6% to RMB26.0 million (US$3.7 million) from RMB36.4 million in the same period of 2019. Revenues from paid contents in the second quarter of 2020 decreased by 29.0% to RMB14.2 million (US$2.0 million) from RMB20.0 million in the same period of 2019, mainly due to the market condition and the tightening of rules and regulations on digital reading. Revenues from games in the second quarter of 2020 decreased by 96.8% to RMB0.1 million (US$0.01 million) from RMB2.6 million in the same period of 2019 as the Company closed some game related business in December 2019. Revenues from MVAS in the second quarter of 2020 decreased by 58.1% to RMB2.8 million (US$0.4 million) from RMB6.7 million in the same period of 2019 mainly resulting from the decline in users’ demand for services provided through telecom operators in China. Revenues from others in the second quarter of 2020 increased by 25.5% to RMB8.9 million (US$1.3 million) from RMB7.1 million in the same period of 2019, which was mainly caused by the increase in revenues from online real estate related services.

COST OF REVENUES

Cost of revenues in the second quarter of 2020 decreased by 24.7% to RMB124.7 million (US$17.7 million) from RMB165.6 million in the same period of 2019. The decrease in cost of revenues was mainly due to the following:

●

Content and operational costs in the second quarter of 2020 decreased by 26.2% to RMB107.4 million (US$15.3 million) from RMB145.6 million in the same period of 2019, mainly due to the Company’s strict cost control measures taken to enhance its operating efficiency in 2020. Share-based compensation included in the content and operational costs in the second quarter of 2020 decreased to RMB0.8 million (US$0.1 million) from RMB1.5 million in the same period of 2019.

●

Revenue sharing fees to telecom operators and channel partners in the second quarter of 2020 decreased by 62.9% to RMB2.3 million (US$0.3 million) from RMB6.4 million in the same period of 2019, primarily attributable to the decrease in the MVAS revenues.

The decrease was partially offset by the following:

●

Bandwidth costs in the second quarter of 2020 increased to RMB15.0 million (US$2.1 million) from RMB13.6 million in the same period of 2019, mainly caused by the increased costs incurred for cloud servers newly added in the second quarter of 2020, which will replace the current local servers in the future.

GROSS PROFIT

Gross profit in the second quarter of 2020 increased by 4.1% to RMB187.6 million (US$26.5 million) from RMB180.3 million in the same period of 2019. Gross margin in the second quarter of 2020 increased to 60.1% from 52.1% in the same period of 2019, primarily attributable to the Company’s strict cost control measures taken to enhance its operating efficiency in 2020, as explained above.

To supplement the financial measures presented in accordance with the United States Generally Accepted Accounting Principles (“GAAP”), the Company has presented certain non-GAAP financial measures in this press release, which excluded the impact of certain reconciling items as stated in the “Use of Non-GAAP Financial Measures” section below. The related reconciliations to GAAP financial measures are presented in the accompanying “Reconciliations of Non-GAAP Results of Operation Measures to the Nearest Comparable GAAP Measures.”

Non-GAAP gross margin in the second quarter of 2020, which excluded share-based compensation, increased to 60.3% from 52.6% in the same period of 2019.

OPERATING EXPENSES AND INCOME OR LOSS FROM OPERATIONS

Total operating expenses in the second quarter of 2020 decreased by 36.7% to RMB162.0 million (US$22.9 million) from RMB255.7 million in the same period of 2019, primarily attributable to the decrease in the Company’s traffic acquisition expenses and the personnel-related expenses caused by the strict cost control measures taken to enhance its operating efficiency in 2020. Share-based compensation included in operating expenses in the second quarter of 2020 was RMB1.4 million (US$0.2 million), compared to RMB0.9 million in the same period of 2019, which was mainly caused by those options granted by the Company in July 2019.

[1]

Paid services revenues comprise of (i) revenues from paid contents excluding those from Tadu, which includes digital reading, audio books, paid videos, and other content-related sales activities, (ii) revenues from games, which includes web-based games and mobile games, (iii) revenues from MVAS, and (iv) revenues from others.

Income from operations in the second quarter of 2020 was RMB25.6 million (US$3.6 million), compared to loss from operations of RMB75.5 million in the same period of 2019. Operating margin in the second quarter of 2020 was positive 8.2%, compared to negative 21.8% in the same period of 2019.

Non-GAAP income from operations in the second quarter of 2020, which excluded share-based compensation, was RMB27.8 million (US$3.9 million), compared to non-GAAP loss from operations of RMB73.1 million in the same period of 2019. Non-GAAP operating margin in the second quarter of 2020, which excluded share-based compensation, was positive 8.9%, compared to negative 21.1% in the same period of 2019.

OTHER INCOME OR LOSS

Other income or loss reflects interest income, interest expense, foreign currency exchange gain or loss, income or loss from equity method investments, net of impairments, changes in fair value of forward contract in relation to future disposal of investments in Particle and changes in fair value of loan related to co-sale of Particle shares, and others, net2. Total net other loss in the second quarter of 2020 was RMB5.1 million (US$0.7 million), compared to total net other income of RMB10.6 million in the same period of 2019. The decrease in total net other income or loss was mainly due to the following:

●

Interest income in the second quarter of 2020 increased to RMB5.1 million (US$0.7 million) from RMB4.3 million in the same period of 2019, mainly caused by more investments in term deposits and short term investments in the second quarter of 2020.

●

Interest expense in the second quarter of 2020 decreased to RMB0.1 million (US$0.02 million), from RMB1.7 million in the same period of 2019, which was primarily due to the decrease in outstanding short-term bank loans as the Company repaid all of its short-term bank loans in the second quarter of 2019.

●	Foreign currency exchange gain in the second quarter of 2020 was RMB0.1 million (US$0.01 million), compared to RMB2.9 million in the same period of 2019.

●	Changes in fair value of forward contract in relation to future disposal of investments in Particle were a gain of RMB1.3 million (US$0.2 million).

●

Changes in fair value of loan related to co-sale of Particle shares in the second quarter of 2020 were a loss of RMB20.0 million (US$2.8 million), mainly caused by the decline in the fair value of an interest-free loan with the principal of approximately US$9.7 million granted by the Company to Run Liang Tai. The loan was granted to enable Run Liang Tai to pay for the first batch of 4,584,209 series D1 preferred shares of Particle that the other shareholders of Particle sold to Run Liang Tai pursuant to a co-sale agreement entered into among the Company, the other shareholders of Particle and Run Liang Tai. Run Liang Tai pledged the 4,584,209 series D1 preferred shares of Particle to the Company to secure the repayment of the loan and agreed to transfer the pledged shares back to the Company in satisfaction of its obligation to repay the US$9.7 million loan under the New SPA mentioned below. In view of the nature of the loan which was collateralized by the above mentioned pledged shares, the Company elected to account for the loan under the fair value option. The estimated fair value of the pledged shares was approximately US$6.8 million and the Company recognized a loss of approximately RMB20.0 million (US$2.8 million) in the second quarter of 2020, which was the difference between the loan and estimated fair value of the pledged shares.

●

Others, net, in the second quarter of 2020 increased to RMB8.5 million (US$1.2 million), from RMB4.6 million in the same period of 2019, mainly caused by more government subsidies received in the second quarter of 2020.

[2] “Others, net” primarily consists of government subsidies and litigation loss provisions.

NET INCOME OR LOSS FROM CONTINUING OPERATIONS ATTRIBUTABLE TO PHOENIX NEW MEDIA LIMITED

Net income from continuing operations attributable to Phoenix New Media Limited in the second quarter of 2020 was RMB2.8 million (US$0.4 million), compared to net loss from continuing operations attributable to Phoenix New Media Limited of RMB69.8 million in the same period of 2019. Net margin from continuing operations in the second quarter of 2020 was positive 0.9%, compared to negative 20.2% in the same period of 2019. Net income from continuing operations per diluted ADS3 in the second quarter of 2020 was RMB0.04 (US$0.01), compared to net loss from continuing operations per diluted ADS of RMB0.96 in the same period of 2019.

Non-GAAP net income from continuing operations attributable to Phoenix New Media Limited, which excluded share-based compensation, income or loss from equity method investments, net of impairments, changes in fair value of loan related to co-sale of Particle shares and changes in fair value of forward contract in relation to future disposal of investments in Particle, was RMB23.7 million (US$3.4 million) in the second quarter of 2020, compared to non-GAAP net loss from continuing operations attributable to Phoenix New Media Limited of RMB67.9 million in the same period of 2019. Non-GAAP net margin from continuing operations in the second quarter of 2020 was positive 7.6%, compared to negative 19.6% in the same period of 2019. Non-GAAP net income from continuing operations per basic and diluted ADS in the second quarter of 2020 was RMB0.33 (US$0.05), compared to non-GAAP net loss from continuing operations per basic and diluted ADS of RMB0.93 in the same period of 2019.

In the second quarter of 2020, the Company’s weighted average number of ADSs used in the computation of diluted net income from continuing operations per basic and diluted ADS was 72,790,541. As of June 30, 2020, the Company had a total of 582,324,325 ordinary shares outstanding, or the equivalent of 72,790,541 ADSs.

CERTAIN BALANCE SHEET ITEMS

As of June 30, 2020, the Company’s cash and cash equivalents, term deposits and short term investments and restricted cash were RMB1.72 billion (US$243.9 million).

As previously announced by the Company, the Company entered into a share purchase agreement (the “SPA”) with Run Liang Tai Management Limited, or Run Liang Tai, and its designated entities (the “Proposed Buyers”) on March 22, 2019 and entered into a series of agreements with Run Liang Tai and the other shareholders of Particle to resolve certain issues in connection with the sale of preferred shares in Particle Inc. (“Particle”) ( “Previous Agreements”). The Company completed delivery of the first batch of preferred shares of Particle to the Proposed Buyers in the fourth quarter of 2019 and the Proposed Buyers were required to pay the remaining purchase price for the second batch of Particle shares to the Company on or before August 10, 2020. In August 2020, the Company announced that it has signed a new share purchase agreement (the “New SPA”) with Run Liang Tai, which replaced the Company’s Previous Agreements with Run Liang Tai for the sale of the Company’s remaining investment in Particle. Under the New SPA, the rights and obligations of both the Proposed Buyers and the Company with respect to the second batch of shares under the Previous Agreements were terminated, and instead, the Company agreed to sell a total of 140,248,775 shares of Particle, representing all of the Particle shares the Company currently holds, to the Proposed Buyers at a total purchase price of US$150 million and a per share price of US$1.0695 (the “Proposed Transaction”). The Proposed Buyers paid on August 10, 2020 approximately US$99.3 million (the “Remaining Payment”) to the Company under the New SPA, which represents the difference between the total purchase price and the US$50 million deposit already paid by the Proposed Buyers under the Previous Agreements plus certain other accrued interests. The Company will be required to deliver the 140,248,775 shares of Particle to the Proposed Buyers after certain closing conditions are satisfied, including but not limited to approval by the shareholders of the Company's parent company, Phoenix Media Investment (Holdings) Limited (“Phoenix TV”) (including any related necessary approval by The Stock Exchange of Hong Kong Limited), as well as the Proposed Buyers’ provision of written evidence satisfactory to the Company showing that they have fulfilled any additional purchase obligation. The Company may be required to return US$150 million to the Proposed Buyers and pay damages of US$50 million if it fails to obtain approval by the shareholders of Phoenix TV due to reasons within the Company’s reasonable control. The Company may be able to retain some of the US$150 million if the Proposed Transaction fails to close due to other reasons. There is no assurance that the Proposed Transaction will ever be closed.

[3] “ADS” means American Depositary Share of the Company. Each ADS represents eight Class A ordinary shares of the Company.

The fair value of the Company’s remaining available-for-sale debt investments in Particle was decreased to RMB1,057.8 million (US$149.7 million) as of June 30, 2020 from RMB2,044.0 million as of March 31, 2020, reflecting the decrease in the price per share stated in the New SPA from that in the Previous Agreements. The decrease in fair value net of tax of RMB886.1 million (US$125.4 million) was recorded in the accumulated other comprehensive loss in shareholder’s equity for the second quarter of 2020. The fair value of the investments in Particle as of June 30, 2020 were determined based on a valuation technique under the market approach, known as guideline company method, as well as using observable transactions of Particle’s shares, as the selling price of the remaining preferred shares of Particle has been determined in the New SPA.

Business Outlook

For the third quarter of 2020, the Company expects its total revenues to be between RMB295.4 million and RMB315.4 million; net advertising revenues are expected to be between RMB275.0 million and RMB290.0 million; and paid services revenues are expected to be between RMB20.4 million and RMB25.4 million.

All of the above forecasts reflect the current and preliminary view of Company management, which are subject to change and substantial uncertainty, particularly in view of the potential impact of the COVID-19 outbreak, the effects of which are difficult to analyse and predict.

Conference Call Information

The Company will hold a conference call at 9:00 p.m. U.S. Eastern Time on August 17, 2020 (August 18, 2020 at 9:00 a.m. Beijing/Hong Kong time) to discuss its second quarter 2020 unaudited financial results and operating performance.

To participate in the call, please register in advance of the conference by navigating to http://apac.directeventreg.com/registration/event/1199777. Upon registering, you will be provided with participant dial-in numbers, Direct Event passcode and unique registrant ID by email. Please dial in 10 minutes prior to the call, using the participant dial-in numbers, Direct Event Passcode and unique registrant ID which would be provided upon registering. You will be automatically linked to the live call after completion of this process.

A replay of the call will be available through August 25, 2020 by using the dial-in numbers and conference ID below:

International:	+61 2 8199 0299
Mainland China:	4006322162
Hong Kong:	+852 30512780
United States:	+1 646 254 3697
Conference ID:	1199777

A live and archived webcast of the conference call will also be available at the Company’s investor relations website at http://ir.ifeng.com.

Use of Non-GAAP Financial Measures

To supplement the consolidated financial statements presented in accordance with the United States Generally Accepted Accounting Principles (“GAAP”), Phoenix New Media Limited uses non-GAAP gross profit, non-GAAP gross margin, non-GAAP income or loss from operations, non-GAAP operating margin, non-GAAP net income or loss from continuing operations attributable to Phoenix New Media Limited, non-GAAP net margin from continuing operations and non-GAAP net income or loss from continuing operations per diluted ADS, each of which is a non-GAAP financial measure. Non-GAAP gross profit is gross profit excluding share-based compensation. Non-GAAP gross margin is non-GAAP gross profit divided by total revenues. Non-GAAP income or loss from operations is income or loss from operations excluding share-based compensation. Non-GAAP operating margin is non-GAAP income or loss from operations divided by total revenues. Non-GAAP net income or loss from continuing operations attributable to Phoenix New Media Limited is net income or loss from continuing operations attributable to Phoenix New Media Limited excluding share-based compensation, income or loss from equity method investments, net of impairments, changes in fair value of loan related to co-sale of Particle shares, and changes in fair value of forward contract in relation to future disposal of investments in Particle. Non-GAAP net margin from continuing operations is non-GAAP net income or loss from continuing operations attributable to Phoenix New Media Limited divided by total revenues. Non-GAAP net income or loss from continuing operations per diluted ADS is non-GAAP net income or loss from continuing operations attributable to Phoenix New Media Limited divided by weighted average number of diluted ADSs. The Company believes that separate analysis and exclusion of the aforementioned non-GAAP to GAAP reconciling items add clarity to the constituent parts of its performance. The Company reviews these non-GAAP financial measures together with the related GAAP financial measures to obtain a better understanding of its operating performance. It uses these non-GAAP financial measures for planning, forecasting and measuring results against the forecast. The Company believes that using these non-GAAP financial measures to evaluate its business allows both management and investors to assess the Company’s performance against its competitors and ultimately monitor its capacity to generate returns for investors. The Company also believes that these non-GAAP financial measures are useful supplemental information for investors and analysts to assess its operating performance without the effect of items like share-based compensation, income or loss from equity method investments, net of impairments, which have been and will continue to be significant recurring items, and without the effect of changes in fair value of loan related to co-sale of Particle shares and changes in fair value of forward contract in relation to future disposal of investments in Particle which have been significant and one-time items. However, the use of these non-GAAP financial measures has material limitations as an analytical tool. One of the limitations of using these non-GAAP financial measures is that they do not include all items that impact the Company’s gross profit, income or loss from operations and net income or loss from continuing operations attributable to Phoenix New Media Limited for the period. In addition, because these non-GAAP financial measures are not calculated in the same manner by all companies, they may not be comparable to other similarly titled measures used by other companies. In light of the foregoing limitations, you should not consider these non-GAAP financial measures in isolation from, or as an alternative to, the financial measures prepared in accordance with GAAP.

Exchange Rate

This announcement contains translations of certain RMB amounts into U.S. dollars (“USD”) at specified rates solely for the convenience of the reader. Unless otherwise stated, all translations from RMB to USD were made at the rate of RMB7.0651 to US$1.00, the noon buying rate in effect on June 30, 2020 in the H.10 statistical release of the Federal Reserve Board. The Company makes no representation that the RMB or USD amounts referred could be converted into USD or RMB, as the case may be, at any particular rate or at all. For analytical presentation, all percentages are calculated using the numbers presented in the financial statements contained in this earnings release.

About Phoenix New Media Limited

Phoenix New Media Limited (NYSE: FENG) is a leading new media company providing premium content on an integrated Internet platform, including PC and mobile, in China. Having originated from a leading global Chinese language TV network based in Hong Kong, Phoenix TV, the Company enables consumers to access professional news and other quality information and share user-generated content on the Internet through their PCs and mobile devices. Phoenix New Media’s platform includes its PC channel, consisting of ifeng.com website, which comprises interest-based verticals and interactive services; its mobile channel, consisting of mobile news applications, mobile video application and mobile Internet website; and its operations with the telecom operators that provides mobile value-added services.

Safe Harbor Statement

This announcement contains forward−looking statements. These statements are made under the “safe harbor” provisions of the U.S. Private Securities Litigation Reform Act of 1995. These forward−looking statements can be identified by terminology such as “will,” “expects,” “anticipates,” “future,” “intends,” “plans,” “believes,” “estimates” and similar statements. Among other things, the business outlook and quotations from management in this announcement, as well as Phoenix New Media’s strategic and operational plans, contain forward−looking statements. Phoenix New Media may also make written or oral forward−looking statements in its periodic reports to the U.S. Securities and Exchange Commission (“SEC”) on Forms 20−F and 6−K, in its annual report to shareholders, in press releases and other written materials and in oral statements made by its officers, directors or employees to third parties. Statements that are not historical facts, including statements about Phoenix New Media’s beliefs and expectations, are forward−looking statements. Forward−looking statements involve inherent risks and uncertainties. A number of factors could cause actual results to differ materially from those contained in any forward−looking statement, including but not limited to the following: the Company’s goals and strategies; the Company’s future business development, financial condition and results of operations; the expected growth of online and mobile advertising, online video and mobile paid services markets in China; the Company’s reliance on online and mobile advertising and MVAS for a majority of its total revenues; the Company’s expectations regarding demand for and market acceptance of its services; the Company’s expectations regarding maintaining and strengthening its relationships with advertisers, partners and customers; the Company’s investment plans and strategies, fluctuations in the Company’s quarterly operating results; the Company’s plans to enhance its user experience, infrastructure and services offerings; the Company’s reliance on mobile operators in China to provide most of its MVAS; changes by mobile operators in China to their policies for MVAS; competition in its industry in China; relevant government policies and regulations relating to the Company; and the effects of the COVID-19 on the economy in China in general and on the Company’s business in particular. Further information regarding these and other risks is included in the Company’s filings with the SEC, including its registration statement on Form F−1, as amended, and its annual reports on Form 20−F. All information provided in this press release and in the attachments is as of the date of this press release, and Phoenix New Media does not undertake any obligation to update any forward−looking statement, except as required under applicable law.

For investor and media inquiries please contact:

Phoenix New Media Limited

Qing Liu

Email: investorrelations@ifeng.com

ICR, Inc.

Jack Wang

Tel: +1 (646) 405-4883

Email: investorrelations@ifeng.com

Phoenix New Media Limited
Unaudited Condensed Consolidated Balance Sheets
(Amounts in thousands)
	December 31,	June 30,	June 30,
	2019	2020	2020
	RMB	RMB	US$
ASSETS
Current assets:
Cash and cash equivalents	310,876	190,596	26,977
Term deposits and short term investments	1,271,889	1,480,105	209,495
Restricted cash	66,234	52,290	7,401
Accounts receivable, net	609,627	611,697	86,580
Amounts due from related parties	56,653	52,490	7,429
Prepayment and other current assets	57,391	92,744	13,128
Assets held for sale	184,032	-	-
Total current assets	2,556,702	2,479,922	351,010
Non-current assets:
Property and equipment, net	97,357	79,464	11,247
Intangible assets, net	13,633	18,300	2,590
Goodwill	22,786	22,786	3,225
Available-for-sale debt investments	2,014,537	1,059,771	150,001
Equity investments, net	13,237	13,000	1,840
Deferred tax assets	73,688	77,498	10,969
Operating lease right-of- use assets, net	84,550	68,262	9,662
Other non-current assets	19,859	21,226	3,005
Assets held for sale	429,468	-	-
Total non-current assets	2,769,115	1,360,307	192,539
Total assets	5,325,817	3,840,229	543,549
LIABILITIES AND SHAREHOLDERS’ EQUITY
Current liabilities:
Accounts payable	249,018	201,922	28,580
Amounts due to related parties	34,155	25,198	3,567
Advances from customers	46,172	42,547	6,022
Taxes payable	287,765	290,192	41,074
Salary and welfare payable	157,784	92,937	13,154
Deposits in relation to future disposal of investment in Particle	355,212	364,266	51,559
Accrued expenses and other current liabilities	274,122	189,758	26,859
Operating lease liabilities	37,874	42,830	6,062
Liabilities held for sale	63,341	-	-
Total current liabilities	1,505,443	1,249,650	176,877
Non-current liabilities:
Deferred tax liabilities	192,142	96,511	13,660
Long-term liabilities	27,612	27,612	3,908
Operating lease liabilities	49,929	32,509	4,601
Liabilities held for sale	5,676	-	-
Total non-current liabilities	275,359	156,632	22,169
Total liabilities	1,780,802	1,406,282	199,046
Shareholders’ equity:
Phoenix New Media Limited shareholders' equity:
Class A ordinary shares	17,499	17,499	2,477
Class B ordinary shares	22,053	22,053	3,121
Additional paid-in capital	1,611,484	1,615,354	228,639
Statutory reserves	88,583	88,583	12,538
Retained earnings	186,324	114,915	16,265
Accumulated other comprehensive income	1,405,808	548,524	77,639
Total Phoenix New Media Limited shareholders’ equity	3,331,751	2,406,928	340,679
Noncontrolling interests	213,264	27,019	3,824
Total shareholders' equity	3,545,015	2,433,947	344,503
Total liabilities and shareholders’ equity	5,325,817	3,840,229	543,549

Phoenix New Media Limited
Unaudited Condensed Consolidated Statements of Comprehensive Income/(loss)
(Amounts in thousands, except for number of shares and per share (or ADS) data)

	Three Months Ended				Six Months Ended
	June 30,	March 31,	June 30,	June 30,	June 30,	June 30,	June 30,
	2019	2020	2020	2020	2019	2020	2020
	RMB	RMB	RMB	US$	RMB	RMB	US$
Revenues:
Net advertising revenues	309,516	208,710	286,346	40,530	518,508	495,056	70,071
Paid service revenues	36,338	22,666	25,935	3,671	68,990	48,601	6,879
Total revenues	345,854	231,376	312,281	44,201	587,498	543,657	76,950
Cost of revenues	(165,604)	(105,298)	(124,728)	(17,654)	(323,435)	(230,026)	(32,558)
Gross profit	180,250	126,078	187,553	26,547	264,063	313,631	44,392
Operating expenses:
Sales and marketing expenses	(143,001)	(81,623)	(57,247)	(8,103)	(242,506)	(138,870)	(19,656)
General and administrative expenses	(58,995)	(70,272)	(62,161)	(8,798)	(102,058)	(132,433)	(18,745)
Technology and product development expenses	(53,714)	(45,111)	(42,555)	(6,023)	(107,326)	(87,666)	(12,408)
Total operating expenses	(255,710)	(197,006)	(161,963)	(22,924)	(451,890)	(358,969)	(50,809)
(Loss)/income from operations	(75,460)	(70,928)	25,590	3,623	(187,827)	(45,338)	(6,417)
Other income/(loss):
Interest income	4,316	6,577	5,052	715	12,954	11,629	1,646
Interest expense	(1,730)	(175)	(134)	(19)	(4,633)	(309)	(44)
Foreign currency exchange gain/(loss)	2,922	(1,728)	83	12	755	(1,645)	(233)
Income/(loss) from equity method investments, net of impairments	521	(236)	-	-	(3,447)	(236)	(33)
Changes in fair value of loan related to co-sale of Particle shares	-	-	(20,049)	(2,838)	-	(20,049)	(2,838)
Changes in fair value of forward contract in relation to future disposal of investments in Particle	-	14,744	1,341	190	-	16,085	2,277
Others, net	4,523	5,116	8,635	1,222	6,379	13,751	1,946
(Loss)/income from continuing operations before income taxes	(64,908)	(46,630)	20,518	2,905	(175,819)	(26,112)	(3,696)
Income tax (expense)/benefit	(3,454)	757	(3,216)	(455)	(11,392)	(2,459)	(348)
Net (loss)/income from continuing operations	(68,362)	(45,873)	17,302	2,450	(187,211)	(28,571)	(4,044)
Net loss from discontinued operations, net of income taxes	(2,507)	(44,497)	(17,869)	(2,529)	(11,394)	(62,366)	(8,827)
Net loss	(70,869)	(90,370)	(567)	(79)	(198,605)	(90,937)	(12,871)
Net loss/(income) attributable to noncontrolling interests:*
Net (income)/loss from continuing operations attributable to noncontrolling interests	(1,390)	7,254	(14,536)	(2,057)	(186)	(7,282)	(1,031)
Net loss from discontinued operations attributable to noncontrolling interests*	2,144	22,875	1,884	267	8,939	24,759	3,504
Net loss/(income) attributable to noncontrolling interests*	754	30,129	(12,652)	(1,790)	8,753	17,477	2,473
Net loss attributable to Phoenix New Media Limited:*

Net (loss)/income from continuing operations attributable to Phoenix New Media Limited	(69,752)	(38,619)	2,766	393	(187,397)	(35,853)	(5,075)
Net loss from discontinued operations attributable to Phoenix New Media Limited*	(363)	(21,622)	(15,985)	(2,262)	(2,455)	(37,607)	(5,323)
Net loss attributable to Phoenix New Media Limited*	(70,115)	(60,241)	(13,219)	(1,869)	(189,852)	(73,460)	(10,398)
Net loss	(70,869)	(90,370)	(567)	(79)	(198,605)	(90,937)	(12,871)
Other comprehensive (loss)/income, net of tax: fair value remeasurement for available-for-sale investments	(463,083)	-	(886,110)	(125,421)	262,320	(886,110)	(125,421)
Other comprehensive income/(loss), net of tax: foreign currency translation adjustment	44,944	30,428	(1,602)	(227)	17,751	28,826	4,079
Comprehensive (loss)/income	(489,008)	(59,942)	(888,279)	(125,727)	81,466	(948,221)	(134,213)
Comprehensive loss/(income) attributable to noncontrolling interests*	754	30,129	(12,652)	(1,790)	8,753	17,477	2,474
Comprehensive (loss)/income attributable to Phoenix New Media Limited*	(488,254)	(29,813)	(900,931)	(127,517)	90,219	(930,744)	(131,739)
Basic net (loss)/income per Class A and Class B ordinary share:
-Continuing operations	(0.12)	(0.07)	-	-	(0.32)	(0.06)	(0.01)
-Discontinued operations*	-	(0.03)	(0.02)	-	(0.01)	(0.07)	(0.01)
Basic net (loss)/income per Class A and Class B ordinary share	(0.12)	(0.10)	(0.02)	-	(0.33)	(0.13)	(0.02)
Diluted net (loss)/income per Class A and Class B ordinary share:
-Continuing operations	(0.12)	(0.07)	-	-	(0.32)	(0.06)	(0.01)
-Discontinued operations*	-	(0.03)	(0.02)	-	(0.01)	(0.07)	(0.01)
Diluted net (loss)/income per Class A and Class B ordinary share	(0.12)	(0.10)	(0.02)	-	(0.33)	(0.13)	(0.02)
Basic net (loss)/income per ADS (1 ADS represents 8 Class A ordinary shares):
-Continuing operations	(0.96)	(0.53)	0.04	0.01	(2.57)	(0.49)	(0.07)
-Discontinued operations*	-	(0.30)	(0.22)	(0.04)	(0.04)	(0.52)	(0.07)
Basic net (loss)/income per ADS (1 ADS represents 8 Class A ordinary shares)	(0.96)	(0.83)	(0.18)	(0.03)	(2.61)	(1.01)	(0.14)
Diluted net (loss)/income per ADS (1 ADS represents 8 Class A ordinary shares)：
-Continuing operations	(0.96)	(0.53)	0.04	0.01	(2.57)	(0.49)	(0.07)
-Discontinued operations*	-	(0.30)	(0.22)	(0.04)	(0.04)	(0.52)	(0.07)
Diluted net (loss)/income per ADS (1 ADS represents 8 Class A ordinary shares)	(0.96)	(0.83)	(0.18)	(0.03)	(2.61)	(1.01)	(0.14)
Weighted average number of Class A and Class B ordinary shares used in computing net (loss)/income per share:
Basic	582,267,440	582,324,325	582,324,325	582,324,325	582,227,496	582,324,325	582,324,325
Diluted	582,267,440	582,324,325	582,324,325	582,324,325	582,227,496	582,324,325	582,324,325

* During the course of preparing unaudited condensed consolidated financial information for the second quarter of 2020, the Company discovered an error in connection with the allocation of net loss between the Company’s shareholders and noncontrolling interests in the first quarter 2020 unaudited financial results announcement made on May 12, 2020 (the “2020 Q1 ER”), and as a result, the Company revised the unaudited condensed consolidated statements of comprehensive income (loss) for the three months ended March 31, 2020 included in this announcement. Such revision caused an increase of RMB19.3 million in the “Net loss attributable to noncontrolling interests” item and a decrease of RMB19.3 million in the “Net loss attributable to Phoenix New Media Limited” item, a decrease of RMB0.03 per share in the “Net loss per Class A and Class B ordinary share” item and a decrease of RMB0.26 per share in the “Net loss per diluted ADS” item on the unaudited condensed consolidated statements of comprehensive income/(loss) for the three months ended March 31, 2020, as well as an increase of RMB19.3 million in the “Retained earnings” item and a decrease of RMB19.3 million in the “Noncontrolling interests” item on the unaudited condensed consolidated balance sheets as of March 31, 2020 from the amounts previously reported in the 2020 Q1 ER. The revision had no impact on other items of the Company’s unaudited condensed consolidated financial information in the 2020 Q1 ER. The Company concluded that there was no misleading financial information contained in the Q1 2020 Results Announcement taken as a whole based on assessment under the relevant guidance. The Company will evaluate the control implications of the error.

Phoenix New Media Limited
Unaudited Condensed Segment Information
(Amounts in thousands)
	Three Months Ended				Six Months Ended
	June 30,	March 31,	June 30,	June 30,	June 30,	June 30,	June 30,
	2019	2020	2020	2020	2019	2020	2020
	RMB	RMB	RMB	US$	RMB	RMB	US$
Revenues:
Net advertising service	309,516	208,710	286,346	40,530	518,508	495,056	70,071
Paid services	36,338	22,666	25,935	3,671	68,990	48,601	6,879
Total revenues	345,854	231,376	312,281	44,201	587,498	543,657	76,950
Cost of revenues
Net advertising service	146,242	97,233	117,536	16,636	285,676	214,769	30,399
Paid services	19,362	8,065	7,192	1,018	37,759	15,257	2,159
Total cost of revenues	165,604	105,298	124,728	17,654	323,435	230,026	32,558
Gross profit
Net advertising service	163,274	111,477	168,810	23,894	232,832	280,287	39,672
Paid services	16,976	14,601	18,743	2,653	31,231	33,344	4,720
Total gross profit	180,250	126,078	187,553	26,547	264,063	313,631	44,392

Phoenix New Media Limited
Unaudited Condensed Information of Cost of Revenues
(Amounts in thousands)
	Three Months Ended				Six Months Ended
	June 30,	March 31,	June 30,	June 30,	June 30,	June 30,	June 30,
	2019	2020	2020	2020	2019	2020	2020
	RMB	RMB	RMB	US$	RMB	RMB	US$
Revenue sharing fees	6,398	4,256	2,371	336	16,077	6,627	938
Content and operational costs	145,627	87,030	107,404	15,202	281,550	194,434	27,520
Bandwidth costs	13,579	14,012	14,953	2,116	25,808	28,965	4,100
Total cost of revenues	165,604	105,298	124,728	17,654	323,435	230,026	32,558

Unaudited Reconciliations of Non-GAAP Results of Operations Measures to the Nearest Comparable GAAP Measures
(Amounts in thousands, except for number of ADSs and per ADS data)

	Three Months Ended June 30, 2019				Three Months Ended March 31, 2020				Three Months Ended June 30, 2020
	GAAP	Non-GAAP Adjustments		Non- GAAP	GAAP	Non-GAAP Adjustments		Non- GAAP	GAAP	Non-GAAP Adjustments		Non- GAAP
	RMB	RMB		RMB	RMB	RMB		RMB	RMB	RMB		RMB
Gross profit	180,250	1,531	(1)	181,781	126,078	1,141	(1)	127,219	187,553	842	(1)	188,395
Gross margin	52.1%			52.6%	54.5%			55.0%	60.1%			60.3%
(Loss)/income from operations	(75,460)	2,389	(1)	(73,071)	(70,928)	2,666	(1)	(68,262)	25,590	2,225	(1)	27,815
Operating margin	(21.8)%			(21.1)%	(30.7)%			(29.5)%	8.2%			8.9%
		2,389	(1)			2,666	(1)			2,225	(1)
		(521)	(2)			236	(2)			-	(2)
		-	(3)			(14,744)	(3)			(1,341)	(3)
		-	(4)			-	(4)			20,049	(4)
Net (loss)/income from continuing operations attributable to Phoenix New Media Limited	(69,752)	1,868		(67,884)	(38,619)	(11,842)		(50,461)	2,766	20,933		23,699
Net margin from continuing operations	(20.2)%			(19.6)%	(16.7)%			(21.8)%	0.9%			7.6%
Net (loss)/income from continuing operations per ADS—diluted	(0.96)			(0.93)	(0.53)			(0.69)	0.04			0.33
Weighted average number of ADSs used in computing diluted net (loss)/income per ADS	72,783,430			72,783,430	72,790,541			72,790,541	72,790,541			72,790,541

(1) Share-based compensation

(2) (Income)/loss from equity method investments, including impairments

(3) Changes in fair value of forward contract in relation to future disposal of investments in Particle

(4) Changes in fair value of loan related to co-sale of Particleshares

Non-GAAP to GAAP reconciling items have no income tax effect.